Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Woodmark Corporation:

We consent to the use of our reports dated June 29, 2016, with respect to the consolidated balance sheets of American Woodmark Corporation as of April 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2016, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2016, which reports appear in the April 30, 2016 Annual Report on Form 10-K of American Woodmark Corporation, incorporated by reference herein.

/s/ KPMG LLP

McLean, Virginia
August 19, 2016